Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-220257

Sempra Energy

Final Term Sheet

October 10, 2017

Floating Rate Notes due 2021

This free writing prospectus relates only to the securities described below and should be read together with Sempra Energy’s preliminary prospectus supplement dated October 10, 2017 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 30, 2017 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra Energy (the “Company”)

Anticipated Ratings*	Baa1 (stable)** by Moody’s Investors Service BBB+ (stable)** by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings

Trade Date:	October 10, 2017

Settlement Date:	October 13, 2017 (T+3)

Securities Offered:	Floating Rate Notes due 2021 (the “Notes”)

Aggregate Principal Amount Offered:	$850,000,000

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2017 (subject to possible adjustment of such interest payment dates as described in the Preliminary Prospectus Supplement under the caption “Description of the Notes – Interest Rate and Maturity”). Interest on the Notes will also be payable at maturity.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**	Moody’s Investors Service indicated that it will likely consider placing its credit rating on the Company’s debt securities, including the Notes, on negative outlook if it perceives no significant opposition to the Company’s proposed acquisition of Energy Future Holdings Corp. (the “Merger”) as currently structured. Such a determination could occur prior to the completion of the Merger. In addition, Moody’s Investors Services may downgrade the Company’s credit rating in connection with the Merger. Moreover, although Standard & Poor’s Ratings Service recently affirmed its ratings of the Company’s debt securities based on the Company’s expected financing plan for the Merger, Standard & Poor’s Ratings Services recently revised its debt ratings criteria, “Reflecting Subordination Risk in Corporate Issue Ratings,” on September 21, 2017, and as a result of this new methodology, has indicated that it could downgrade its rating of the Company’s senior unsecured debt securities, including the Notes, within the next 12 months if the Company does not complete the Merger under the financing plan currently contemplated or if the aggregate indebtedness of the Company’s subsidiaries continues to exceed 50 percent of the Company’s total consolidated debt. For additional information, see “Summary Information–Recent Developments–Proposed Acquisition of Energy Future Holdings Corp.” and “Risk Factors–Risks Related to the Proposed Acquisition of Energy Future Holdings Corp.” in the Preliminary Prospectus Supplement.

Maturity:	March 15, 2021

Coupon:	A rate per annum equal to the 3 Month Libor Rate (as defined in the Preliminary Prospectus Supplement), adjusted quarterly as described in the Preliminary Prospectus Supplement, plus 45 basis points, accruing from October 13, 2017 (the “original issue date”)

Determination of Interest Rate:	The interest rate on the Notes for the period from and including their original issue date to but excluding the interest payment date falling in December 2017 will be a rate per annum equal to the 3 Month LIBOR Rate, determined as of the second London banking day (as defined in the Preliminary Prospectus Supplement) immediately preceding the original issue date of the Notes, plus 45 basis points. Interest on the Notes will be reset on each interest payment date (each of these dates is called an “interest reset date”), beginning with the interest reset date falling in December 2017, and will be a per annum rate equal to the 3 Month LIBOR Rate, determined as of the second London banking day immediately preceding the applicable interest reset date, plus 45 basis points. The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. The initial Interest Period (as defined in the Preliminary Prospectus Supplement) for the Notes will be the period beginning on, and including, the original issue date of the Notes to, but excluding, the interest payment date falling in December 2017.

For additional information concerning the computation of interest on the Notes, see “Description of the Notes” in the Preliminary Prospectus Supplement.

Price to Public:	100%, plus accrued interest, if any

No Optional Redemption:	The Notes are not redeemable at the option of the Company

CUSIP:	816851 BB4

ISIN:	US816851BB47

Total Net Proceeds:	Approximately $847.0 million, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Company

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.